UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35609

AMREIT, INC.

(Exact name of registrant as specified in its charter)

c/o Edens Limited Partnership

1221 Main Street, Suite 1000

Columbia, SC 29201

(803) 779-4420

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero (0)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Saturn Subsidiary, LLC (as successor by merger to AmREIT, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person, in the City of Columbia, State of South Carolina, on February 18, 2015.

Saturn Subsidiary, LLC (as successor by merger to AmREIT, Inc.)

By:	Edens Limited Partnership, its sole and managing member

	By:	Edens GP, LLC, its sole general partner

		By:	/s/ Jason K. Tompkins
		Name:	Jason K. Tompkins
		Title:	Chief Financial Officer